UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Films and Plum Pictures Wrap Principal Photography on Feature Film “Watching The Detectives” Starring Cillian Murphy & Lucy Liu

FILM’S DIRECTOR HONORED BY “FILMMAKER” MAGAZINE, Peace Arch Entertainment Has Worldwide Distribution Rights

TORONTO--(MARKET WIRE)—August 11, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE - News), a rapidly emerging, vertically integrated film and television company,  announced the completion of principal photography on the Paul Soter-directed romantic comedy “Watching The Detectives,” starring Cillian Murphy and Lucy Liu.  Shot in New York City in partnership with New York-based Plum Pictures, Peace Arch Entertainment co-financed the film and is serving as worldwide distributor.

The completion of principal photography continues Peace Arch’s business strategy to strengthen its annual production pipeline and film slate, and to generate revenues through worldwide distribution of films.

Director Paul Soter was recently honored by the respected industry publication “Filmmaker” as one of the top 25 new directors to watch.

Peace Arch President John Flock says, “Because of his experience on both sides of the camera as a triple threat writer-actor-director, Soter will continue to attract top talent, like Murphy and Liu, to his films -- and get inspired performances from them as he has done on ‘Watching The Detectives.’”

“Watching The Detectives” is a romantic comedy about a film noir buff whose world is abruptly turned upside down when a beautiful and unpredictable, real-life femme fatale provides far more adventure than he ever experienced – and possibly more than he can handle.

Plum’s Celine Rattray, Daniela Taplin Lundberg and Galt Niederhoffer produced the film in association with Hart-Lunsford Pictures.  Peace Arch is executive producing along with Irving Schwartz, Randy Simon and Bill Benenson.

Since “Charlie’s Angels” propelled Liu to superstardom in 2000, she has been seen in such memorable films as Tarantino’s “Kill Bill Vol. 1” and “Kill Bill Vol. 2,” and most recently in “Lucky Number Slevin.”  On television, Liu appeared as 'Ling Woo' in “Ally McBeal,” a role for which she earned an Emmy nomination as well as a Screen Actors Guild Award nomination.  Lucy will next be seen in “3 Needles,” “The Cleaner” and “Rise.”

Murphy garnered a Golden Globe Award nomination earlier this year for his performance as Patrick "Kitten" Braden in Neil Jordan's “Breakfast on Pluto.”  His credits also include Ken Loach's forthcoming “The Wind That Shakes The Barley” (Palme d'Or winner at

2006 Cannes Film Festival), and Danny Boyle's “Sunshine.”  Following his breakout role in Boyle's “28 Days Later,” Murphy appeared in “Batman Begins,” “Red Eye” and “Girl With A Pearl Earring.”

The film marks the directorial debut of Soter, who also wrote the script.  The filmmaker is best known for his broad comedy work as a writer/producer and star for Broken Lizard, the comedy group who hit the ground running with their films “Puddle Cruiser” and “Super Troopers.”  He next stars in, wrote and produced “Beerfest,” slated for release from Warner Bros. in August.

Plum Pictures was formed in 2003 by Celine Rattray, Galt Niederhoffer and Daniela Taplin.  Plum’s credits include “Dedication” starring Billy Crudup, Mandy Moore, Tom Wilkinson and Dianne Wiest, and “Grace Is Gone” starring John Cusack, both currently in post production, and “The Ground Truth: After The Killing Ends” to be released by Focus Features.  Past credits include “Lonesome Jim,” directed by Steve Buscemi, starring Casey Affleck and Liv Tyler and “The Baxter,” starring Michael Showalter, Elizabeth Banks, Michelle Williams, Justin Theroux; both released by IFC FILMS.

Peace Arch Entertainment’s most recent productions, the dramas “Chapter 27” starring Lindsay Lohan and Jared Leto, and “Delirious” starring Steve Buscemi, Alison Lohman, Michael Pitt and Gina Gershon are both currently in post-production.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs.  For additional information, please visit www.peacearch.com.  For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/peace-arch/factsheet.html.  To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contacts:

Peace Arch Entertainment Group Inc. Roy Bodner 310-450-1711 rbodner@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	August 14, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.